FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 21, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2018 Fourth Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2018 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt and Free Cash Flow. See exhibit I for more details on these alternative performance measures.

Luxembourg, February 20, 2019. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2018 with comparison to its results for the fourth quarter and year ended December 31, 2017.

Summary of 2018 Fourth Quarter Results

(Comparison with third quarter of 2018 and fourth quarter of 2017)

	4Q 2018	3Q 2018		4Q 2017
Net sales ($ million)	2,105	1,899	11%	1,589	32%
Operating income ($ million)	179	258	(31%)	168	6%
Net income ($ million)	225	247	(9%)	162	39%
Shareholders’ net income ($ million)	226	247	(9%)	160	41%
Earnings per ADS ($)	0.38	0.42	(9%)	0.27	41%
Earnings per share ($)	0.19	0.21	(9%)	0.14	41%
EBITDA ($ million)	426	394	8%	319	33%
EBITDA margin (% of net sales)	20.2%	20.7%		20.1%

In the fourth quarter of 2018, sales rose a further 11% quarter on quarter on higher sales throughout North America and the completion of deliveries for the second Zohr pipeline in the Eastern Mediterranean. EBITDA rose to the highest level of the year but operating income was affected as we accelerated the residual amortization ($109 million) of the value of the customer relationships we recorded in 2006 at the time of the acquisition of Maverick.

During the quarter, cash flow from operations amounted to $239 million, despite an increase in working capital of $79 milion following the increase in sales in the quarter. After capital expenditures of $76 million and dividend payments of $153 million, our net cash position rose to $485 million.

Summary of 2018 Annual Results

	12M 2018	12M 2017	Increase/(Decrease)
Net sales ($ million)	7,659	5,289	45%
Operating income ($ million)	872	335	161%
Net income ($ million)	874	536	63%
Shareholders’ net income ($ million)	876	545	61%
Earnings per ADS ($)	1.48	0.92	61%
Earnings per share ($)	0.74	0.46	61%
EBITDA ($ million)	1,536	943	63%
EBITDA margin (% of net sales)	20.1%	17.8%

In 2018, our financial results recovered strongly at all levels. Our sales rose 45% year on year, increasing in all regions and also in our non-Tubes profit centers. Highlights of the year include the consolidation of our positioning and Rig Direct® service in USA and Canada, the fast track delivery of the pipes for three East Mediterranean offshore gas piplines, and our successful positioning for major gas developments in Argentina, Qatar, Indonesia, Mozambique and Australia.

EBITDA rose 63% year on year to $1.5 billion, with margins recovering to the level of 20%. Shareholders net income rose strongly to $876 million, benefitting from substantially higher operating income, and an excellent contribution from our investment in Ternium.

Despite a build up in working capital to support our growth in sales, we were able to generate free cash flow of $261 million. After payment of dividends, our net cash position declined during the year to $485 million at December 31, 2018, compared to $647 million at December 31, 2017.

Annual Dividend Proposal

The board of directors proposes, for the approval of the annual general shareholders’ meeting to be held on May 6, 2019, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid in November 2018. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 22, 2019, with an ex-dividend date on May 20, 2019 and record date on May 21, 2019.

Market Background and Outlook

Drilling activity in the US shales continued to grow in 2018, following the previous year’s strong recovery, while drilling activity in Canada was affected at the end of the year by the drop in oil prices. For 2019, following the recent reset of oil prices, US drilling activity is expected to be stable while in Canada drilling activity is expected to be well below the level of last year.

In Latin America, a recovery in drilling activity in Mexico is expected as the new government makes more funds available for Pemex and private operators begin implementing their energy reform commitments. In the rest of the regions drilling activity is expected to be relatively stable, with shale drilling activity in Argentina likely to switch from gas to oil.

In the eastern Hemisphere, drilling activity is expected to continue a gradual recovery with a focus on gas developments.

After our strong performance in 2018, we expect to consolidate our sales and margins through the year, with sales and margins in line with those of the second half of 2018. We should benefit from growing sales of premium connection products for offshore projects around the world, and the inclusion of consolidated revenues from our new operation in Saudi Arabia, but we will not repeat the exceptional level of offshore line pipe shipments to the Eastern Mediterranean and will have lower sales in Canada. With a stable level of sales, and limited capital investment requirements, we should be able to generate a strong free cash flow during the year.

Analysis of 2018 Fourth Quarter Results

Tubes Sales volume (thousand metric tons)	4Q 2018	3Q 2018		4Q 2017
Seamless	700	654	7%	593	18%
Welded	247	199	24%	171	45%
Total	947	853	11%	764	24%

Tubes	4Q 2018	3Q 2018		4Q 2017
(Net sales - $ million)
North America	967	887	9%	707	37%
South America	356	334	7%	296	20%
Europe	148	148	0%	133	11%
Middle East & Africa	436	350	25%	290	51%
Asia Pacific	77	77	0%	51	50%
Total net sales ($ million)	1,984	1,797	10%	1,478	34%
Operating income ($ million)	154	233	-34%	150	2%
Operating margin (% of sales)	7.7%	13.0%		10.1%

Net sales of tubular products and services increased 10% sequentially and 34% year on year. Sequentially, the increase in sales in North America, reflects higher sales of OCTG products in the United States, Canada and Mexico. In South America, sales increased due to higher sales of OCTG products in the Andean region and higher sales of line pipe in Argentina. In Europe sales remained stable across the region and for the different products. In the Middle East and Africa sales increased significantly as we completed deliveries of Zohr’s offshore line pipe in the East Mediterranean. In Asia Pacific we had stable sales.

Operating income from tubular products and services, amounted to $154 million in the fourth quarter of 2018, compared to $233 million in the previous quarter and $150 million in the fourth quarter of 2017. Operating income during the quarter was negatively affected by a higher customer relationships amortization charge of $109 million, after the full amortization of the residual value of Maverick’s Tubes segment customer relationships. Excluding this one off effect operating income would have increased 13%, mainly thanks to an increase in shipments that improved the utilization of production capacity and therefore the absorption of fixed costs.

Others	4Q 2018	3Q 2018		4Q 2017
Net sales ($ million)	121	102	18%	111	8%
Operating income ($ million)	25	26	(3%)	18	36%
Operating income (% of sales)	20.7%	25.2%		16.5%

Net sales of other products and services increased 18% sequentially and 8% year on year. The sequential increase in sales is mainly due to higher sales of sucker rods, small diameter pipe for plumbing applications from our facility in Piombino, Italy, and excess energy and raw materials.

Selling, general and administrative expenses, or SG&A, amounted to $487 million, including a higher amortization charge of $109 million, after the full amortization of the residual value of Maverick’s Tubes segment customer relationships. Excluding this one off effect, SG&A amounted to $378 million (18% of sales), compared to $336 million (18%) in the previous quarter and $344 million (22%) in the fourth quarter of 2017. The sequential increase is mostly due to higher selling expenses following an increase in revenues of 11%, while as a percentage of sales SG&A remained stable.

Financial results amounted to a loss of $6 million in the fourth quarter of 2018, compared to a gain of $13 million in the previous quarter and $4 million in the fourth quarter of 2017. The loss during the quarter corresponds mainly to the effect of an 8.6% appreciation of the Argentine peso on net fiscal, trade and financial liabilities denominated in Argentine peso.

Equity in earnings of non-consolidated companies generated a gain of $51 million in the fourth quarter of 2018, compared to a gain of $56 million in the previous quarter and $26 million in the same period of 2017. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax amounted to a gain of $2 million in the fourth quarter of 2018. This result includes a gain of $48 million derived from a fiscal revaluation in Argentina and a gain of $26 million derived from the reversal of deferred tax liabilities after the amortization of the residual useful life of Maverick’s Tubes segment customer relationships. On the other hand, we recorded a charge of $19 million due to the effect on the tax base used to calculate deferred taxes of the devaluation of the Mexican and Colombian peso and the Canadian dollar, partially offset by the revaluation of the Argentine peso.

Cash Flow and Liquidity of 2018 Fourth Quarter

Net cash provided by operations during the fourth quarter of 2018 was $239 million, compared with $50 million in the previous quarter and a use of cash of $13 million in the fourth quarter of 2017. Working capital increased by $79 million during the fourth quarter of 2018, in line with the increase in trade receivables on higher sales, while a reduction in inventories of $120 million was offset by other items.

Capital expenditures amounted to $76 million for the fourth quarter of 2018, compared to $78 million in the previous quarter and $121 million in the fourth quarter of 2017.

During the quarter, our net cash position increased by $77 million to $485 million at the end of the year, following the payment of an interim dividend of $153 million in November 2018.

Analysis of 2018 Annual Results

Tubes Sales volume (thousand metric tons)	12M 2018	12M 2017	Increase/(Decrease)
Seamless	2,694	2,157	25%
Welded	877	461	90%
Total	3,571	2,618	36%

Tubes	12M 2018	12M 2017	Increase/(Decrease)
(Net sales - $ million)
North America	3,488	2,362	48%
South America	1,284	982	31%
Europe	628	497	26%
Middle East & Africa	1,541	921	67%
Asia Pacific	292	204	43%
Total net sales ($ million)	7,233	4,966	46%
Operating income ($ million)	777	292	166%
Operating income (% of sales)	10.7%	5.9%

Net sales of tubular products and services increased 46% to $7,233 million in 2018, compared to $4,966 million in 2017, reflecting a 36% increase in volumes and a 7% increase in average selling prices. Sales increased mainly due to a strong increase in demand in the United States and Canada and higher sales of line pipe for complex projects, including shipments for the second Zohr offshore welded pipeline in Egypt. In North America sales increased mainly due to higher demand of OCTG and line pipe and the consolidation of our market position throughout the region. In South America, sales increased mainly due to higher demand of OCTG and line pipe in Argentina, associated with increased investments in Vaca Muerta shale and higher demand for OCTG in the Andean region, including sales to the Liza development in Guyana, partially offset by lower sales of OCTG in Brazil, reflecting transition to new contracts with Petrobras. In Europe, sales increased reflecting higher demand for industrial products and for OCTG products in the North Sea and continental Europe. In the Middle East and Africa sales increased significantly, thanks to an exceptional level of sales for offshore line pipe for East Mediterranean gas development projects and higher sales of OCTG in the Middle East and Caspian areas. In Asia Pacific sales increased following a recovery in Indonesia and China from very low levels in 2017.

Operating income from tubular products and services, amounted to $777 million in 2018, compared to $292 million in 2017. Operating income during 2018 was negatively affected by a higher customer relationships amortization charge of $109 million, after the full amortization of the residual value of Maverick’s Tubes segment customer relationships. Excluding this one off effect operating income would amount to $886 million, 12% of sales. The significant improvement in Tubes operating income reflects a better operating environment, where a 46% increase in sales improved the utilization of production capacity and therefore the absorption of fixed costs.

Others	12M 2018	12M 2017	Increase/(Decrease)
Net sales ($ million)	426	323	32%
Operating income ($ million)	95	43	122%
Operating margin (% of sales)	22.2%	13.2%

Net sales of other products and services increased 32% to $426 million in 2018, compared to $323 million in 2017, mainly due to higher sales of energy related products e.g., sucker rods and coiled tubing.

Operating income from other products and services, increased from $43 million in 2017 to $95 million in 2018, while all the profit centers improved their results, the main contributors were the energy related businesses, mainly sucker rods and coiled tubing.

Selling, general and administrative expenses, or SG&A, increased by $240 million (19%) in 2018 from $1,270 million in 2017 to $1,510 million in 2018. SG&A during 2018 includes a higher amortization charge of $109 million, after the full amortization of the residual value of Maverick’s Tubes segment customer relationships. Excluding this one off effect, SG&A amounted to $1,401 million (18% of sales), compared to $1,270 million (24%) in 2017. The decline of SG&A as a percentage of net sales reflects the containment of fixed and semi-fixed expenses in a higher volumes environment.

Financial results amounted to a gain of $37 million in 2018, compared to a loss of $23 million in 2017. The 2018 gain corresponds mainly to an FX gain of $29 million; $24 million related to the Argentine peso devaluation on Peso denominated financial, trade, social and fiscal payables at Argentine subsidiaries which functional currency is the U.S. dollar, $17 million related to the Euro depreciation on Euro denominated intercompany liabilities (offset in the currency translation reserve in equity), partially offset by a loss of $8 million due to the devaluation of the Canadian dollar. Additionally, we gained $7 millions on derivatives, mainly covering net receivables in Canadian dollar and $3 million net interest on our net cash position.

Equity in earnings of non-consolidated companies generated a gain of $194 million in 2018, compared to $116 million in 2017. These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charge amounted to $229 million in 2018 (25% over income before tax), compared to a gain of $17 million in 2017. In 2017 we recorded a gain of $63 million due to the reduction in income tax rates in Argentina, the United States and Colombia over deferred tax liabilities. Additionally, during 2017 we recorded an income tax charge of $29 million corresponding to a settlement agreement between Dalmine, our Italian subsidiary, and the Italian tax authorities in connection with all withholding tax claims on 2007 and 2008 dividend payments. Under such settlement agreement, Dalmine paid to the Italian tax administration an aggregate amount of EUR42.9 million (approximately $51 million), net of EUR3.2 million (approximately $4 million) corresponding to the amount previously paid during the litigation proceeding.

Net income for continuing operations amounted to $874 million in 2018, compared with $536 million in 2017. The improvement in results reflects a better operating environment, where a 45% increase in sales improved the utilization of production capacity and therefore the absorption of fixed costs, better financial results and better results from our investment in Ternium.

Cash Flow and Liquidity of 2018

Cash flow provided by operating activities amounted to $611 million during 2018 (net of an increase in working capital of $738 million). Following dividend payments of $484 million during the year, and capital expenditures of $349 million, we maintained a positive net cash position of $485 million at December 31, 2018.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 21, 2019, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730.0732 within North America or +1 530 379.4676 Internationally. The access number is “5687985”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12:00 pm ET on February 21 through 11:59 pm on March 1, 2019. To access the replay by phone, please dial +1 855 859.2056 or +1 404 537.3406 and enter passcode “5687985” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2018	2017	2018	2017
Continuing operations
Net sales	2,104,977	1,588,916	7,658,588	5,288,504
Cost of sales	(1,442,005)	(1,077,134)	(5,279,300)	(3,685,057)
Gross profit	662,972	511,782	2,379,288	1,603,447
Selling, general and administrative expenses	(487,054)	(343,730)	(1,509,976)	(1,270,016)
Other operating income (expense), net	2,765	(23)	2,501	1,157
Operating income	178,683	168,029	871,813	334,588
Finance Income	10,070	11,843	39,856	47,605
Finance Cost	(7,760)	(8,613)	(36,942)	(27,072)
Other financial results	(8,770)	1,081	34,386	(43,550)
Income before equity in earnings of non-consolidated companies and income tax	172,223	172,340	909,113	311,571
Equity in earnings of non-consolidated companies	51,118	25,987	193,994	116,140
Income before income tax	223,341	198,327	1,103,107	427,711
Income tax	1,724	(36,159)	(229,207)	17,136
Income for continuing operations	225,065	162,168	873,900	444,847

Discontinued operations
Result for discontinued operations	—	—	—	91,542
Income for the period	225,065	162,168	873,900	536,389

Attributable to:
Owners of the parent	225,825	160,232	876,063	544,737
Non-controlling interests	(760)	1,936	(2,163)	(8,348)
	225,065	162,168	873,900	536,389

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2018		At December 31, 2017

ASSETS
Non-current assets
Property, plant and equipment, net	6,063,908		6,229,143
Intangible assets, net	1,465,965		1,660,859
Investments in non-consolidated companies	805,568		640,294
Other equity investments	—		21,572
Other investments	118,155		128,335
Deferred tax assets	181,606		153,532
Receivables, net	151,905	8,787,107	183,329	9,017,064
Current assets
Inventories, net	2,524,341		2,368,304
Receivables and prepayments, net	155,885		135,699
Current tax assets	121,332		132,334
Trade receivables, net	1,737,366		1,214,060
Derivative financial instruments	9,173		8,230
Other investments	487,734		1,192,306
Cash and cash equivalents	428,361	5,464,192	330,221	5,381,154
Total assets		14,251,299		14,398,218
EQUITY
Capital and reserves attributable to owners of the parent		11,782,882		11,482,185
Non-controlling interests		92,610		98,785
Total equity		11,875,492		11,580,970
LIABILITIES
Non-current liabilities
Borrowings	29,187		34,645
Deferred tax liabilities	379,039		457,970
Other liabilities	213,129		217,296
Provisions	36,089	657,444	36,438	746,349
Current liabilities
Borrowings	509,820		931,214
Derivative financial instruments	11,978		39,799
Current tax liabilities	250,233		102,405
Other liabilities	165,693		157,705
Provisions	24,283		32,330
Customer advances	62,683		56,707
Trade payables	693,673	1,718,363	750,739	2,070,899
Total liabilities		2,375,807		2,817,248

Total equity and liabilities		14,251,299		14,398,218

Consolidated Statement of Cash Flows

	Three-month period ended December 31,		Twelve-month period ended December 31,
(all amounts in thousands of U.S. dollars)	2018	2017	2018	2017
Cash flows from operating activities

Income for the period	225,065	162,168	873,900	536,389
Adjustments for:
Depreciation and amortization	247,110	151,281	664,357	608,640
Income tax accruals less payments	(46,344)	(33,367)	58,494	(193,989)
Equity in earnings of non-consolidated companies	(51,118)	(25,987)	(193,994)	(116,140)
Interest accruals less payments, net	187	3,978	6,151	11,550
Changes in provisions	2,419	4,723	(8,396)	(17,245)
Income from the sale of Conduit business	—	—	—	(89,694)
Changes in working capital	(78,991)	(321,460)	(737,952)	(853,184)
Derivatives, currency translation adjustment and others	(59,046)	45,765	(51,758)	91,648
Net cash provided by (used in) operating activities	239,282	(12,899)	610,802	(22,025)

Cash flows from investing activities
Capital expenditures	(75,804)	(121,074)	(349,473)	(558,236)
Changes in advance to suppliers of property, plant and equipment	(86)	868	4,851	7,077
Proceeds from disposal of Conduit business	—	—	—	327,631
Acquisition of subsidiaries	—	—	—	(10,418)
Investment in companies under cost method	—	—	—	(3,681)
Loan to non-consolidated companies	—	—	(14,740)	(10,956)
Repayment of loan by non-consolidated companies	—	—	9,370	3,900
Proceeds from disposal of property, plant and equipment and intangible assets	1,811	1,045	6,010	5,443
Dividends received from non-consolidated companies	—	—	25,722	22,971
Changes in investments in securities	368,945	53,341	717,368	565,387
Net cash provided by investing activities	294,866	(65,820)	399,108	349,118

Cash flows from financing activities
Dividends paid	(153,470)	(153,470)	(484,020)	(484,020)
Dividends paid to non-controlling interest in subsidiaries	(1,800)	(4,800)	(3,498)	(24,000)
Changes in non-controlling interests	(28)	(15)	(24)	(49)
Proceeds from borrowings	295,999	334,818	1,019,302	1,196,781
Repayments of borrowings	(483,766)	(201,614)	(1,432,202)	(1,090,129)
Net cash (used in) financing activities	(343,065)	(25,081)	(900,442)	(401,417)

(Decrease) increase in cash and cash equivalents	191,083	(103,800)	109,468	(74,324)
Movement in cash and cash equivalents
At the beginning of the period	236,030	434,778	330,090	398,580
Effect of exchange rate changes	(396)	(888)	(12,841)	5,834
(Decrease) increase in cash and cash equivalents	191,083	(103,800)	109,468	(74,324)
At December 31,	426,717	330,090	426,717	330,090

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2018	2017	2018	2017
Operating income	178,683	168,029	871,813	334,588
Depreciation and amortization	247,110	151,281	664,357	608,640
EBITDA	425,793	319,310	1,536,170	943,228

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Currentand Non-Current)+/-Derivatives hedging borrowings and investments–Borrowings(Current and Non-Current)

(all amounts in thousands of U.S. dollars)	At December 31,
	2018	2017
Cash and cash equivalents	428,361	330,221
Other current investments	487,734	1,192,306
Non-current Investments	113,829	123,498
Derivatives hedging borrowings and investments	(6,063)	(32,734)
Borrowings – current and non-current	(539,007)	(965,859)
Net cash / (debt)	484,854	647,432

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow= Net cash (used in) provided by operating activities – Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2018	2017	2018	2017
Net cash provided by (used in) operating activities	239,282	(12,899)	610,802	(22,025)
Capital expenditures	(75,804)	(121,074)	(349,473)	(558,236)
Free cash flow	163,478	(133,973)	261,329	(580,261)